Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

PAETEC Holding’s ratios of earnings to fixed charges were as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2011
Earnings:
Income (loss) before income taxes	$16,233	$18,565	$(398,098)	$(30,043)	$(58,745)	$(11,280)
Plus: Fixed Charges (see below)	28,206	69,932	76,673	77,465	99,787	35,546

Total Earnings	$44,439	$88,497	$(321,425)	$47,422	$41,042	$24,266

Fixed Charges:
Interest expense, including amortization of debt issuance costs, debt discounts, and debt premiums	27,319	68,373	73,663	74,149	96,339	34,464
Portion of rental expense deemed to represent interest	887	1,559	3,010	3,316	3,448	1,082

Total Fixed Charges	28,206	69,932	76,673	77,465	99,787	35,546
Ratio of earnings to fixed charges	1.58	1.27	*	*	*	*

Coverage deficiency	$—	$—	$(398,098)	$(30,043)	$(58,745)	$(11,280)

*	There were insufficient earnings available to cover fixed charges for the years ended December 31, 2008, 2009 and 2010 and for the three months ended March 31, 2011. As a result, the ratio of earnings to fixed charges was less than 1.0 for each of such periods.